

June 30, 2018

Ashleigh Palmer
President & Chief Executive Officer
Provention Bio, Inc.
110 Old Driftway Lane
Lebanon, NJ 08833

   Re: Provention Bio, Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed June 29, 2018
    File No. 333-224801

Dear Mr. Palmer:

   We have reviewed your amended registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2018 letter.

Form S-1 Filed June 29, 2018

Clinical Evaluation of PRV-031, page 65

1. We note your response to prior comment 1. It is unclear how you determined that the death for which the cause is unknown is "unlikely related" to PRV-031. Please revise to clarify the basis for your belief.

   You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael J. Lerner, Esq.